UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F  ☒            Form 40-F  ☐

Subscription Agreements

On August 24, 2023, Celyad Oncology SA (the “Company”) entered into a subscription agreement with CFIP CLYD (UK) Limited (“Fortress”), an affiliate of Fortress Investment Group (the “Fortress Subscription Agreement”), pursuant to which the Company agreed to sell to Fortress, in an unregistered offering, an aggregate of 1,454,808 ordinary shares, with no nominal value per share (“Ordinary Shares”), at a purchase price of €0.52 per share, which represents a 5% discount to the 30-day volume weighted average price of the Ordinary Shares on August 23, 2023, for total gross proceeds of €756,500 (the “First Fortress Private Placement”), and an additional 14,903,846 Ordinary Shares, at the same price per share, for total gross proceeds of €7,750,000 (the “Second Fortress Private Placement” and, together with the First Fortress Private Placement, the “Fortress Private Placement”).

On August 24, 2023, the Company entered into a subscription agreement with Tolefi SA (“Tolefi”) (the “Tolefi Subscription Agreement”) pursuant to which the Company agreed to sell to Tolefi, in an unregistered offering, an aggregate of 1,913,462 Ordinary Shares (the “Tolefi Private Placement”), and additional subscriptions by a number of other historical shareholders pursuant to which the Company agreed to sell to such other shareholders, in an unregistered offering, an aggregate of 562,500 Ordinary Shares, in each case at a purchase price of €0.52 per share, which represents a 5% discount to the 30-day volume weighted average price of the Ordinary Shares on August 23, 2023 (together with the Tolefi Private Placement and the Fortress Private Placement, the “Private Placements”).

The Private Placements (other than the Second Fortress Private Placement) are expected to close on or about September 4, 2023 (the “First Closing Date”), subject to the satisfaction of customary closing conditions, and the Second Fortress Private Placement is expected to close before year end subject to the satisfaction of additional closing conditions including the approval by an extraordinary shareholders meeting of the Company. In total, the Private Placements are expected to result in gross proceeds to the Company of approximately €9,800,000 excluding offering expenses.

The Company intends to use net proceeds from the Private Placements to fund research and development expenses, to advance the current pipeline of preclinical CAR-T candidates, to discover and develop additional preclinical product candidates using its proprietary non-gene edited short hairpin RNA (shRNA) technology platform, as well as for working capital, other general corporate purposes, and the enhancement of the Company’s intellectual property.

Shareholders’ Rights Agreements

In connection with the Fortress Subscription Agreement, the Company will enter into an amended and restated shareholders’ rights agreement with Fortress (the “Fortress Shareholders’ Rights Agreement”) on the First Closing Date. Pursuant to the Fortress Shareholders’ Rights Agreement, Fortress Credit Advisors LLC or its designee shall have the right to select a number of members of the Company’s board of directors (the “Board”) depending on the percentage of the Company’s shares held by Fortress and its permitted transferees (the “Fortress Entities”), as follows: (i) as long as the Fortress Entities hold a majority of the Company’s shares, it will have the right to nominate a number of directors representing a majority of the Board; (ii) as long as the Fortress Entities hold at least 30% of the Company’s shares, it will have the right to nominate a number of candidates to the Board equal to the greater of (a) four directors and (b) a percentage of the members equal to the Fortress Entities’ ownership percentage rounded up to the nearest whole number (but not a majority); and (iii) as long as the Fortress Entities hold at least 10% of the Company’s shares, it will have the right to nominate three directors. In addition, Fortress Credit Advisors LLC or its designee shall have the further right to select one individual to be a non-voting observer of the Board.

In addition, as long as the Fortress Entities hold 10% or more of the Company’s shares, certain intellectual property transactions and certain amendments to the Company’s articles of association or other transactions Fortress’ rights will be subject to its approval. Pursuant to the Fortress Shareholders’ Rights Agreement, Fortress will benefit from a right of first offer on any new indebtedness to be incurred by the Company and, as long as the Fortress Entities hold at least 10% of the Company’s shares, a right to purchase its pro rata portion of any new equity securities to be issued by the Company, as well as customary registration rights that it may exercise any time after the expiration of the Lockup Period (as defined below). Pursuant to the Fortress Shareholders’ Rights Agreement, Fortress will agree to a lock-up on sales of its Ordinary Shares which shall expire on the 45th day following the First Closing Date (the “Lockup Period”).

In connection with the Tolefi Subscription Agreement, the Company will enter into a shareholders’ rights agreement with Tolefi (the “Tolefi Shareholders’ Rights Agreement”) on the First Closing Date. Pursuant to the Tolefi Shareholders’ Rights Agreement, for so as long as Tolefi holds at least 5% of the Company’s shares, it will benefit from a right to participate with respect to its pro rata portion of any new indebtedness to be incurred by the Company from Fortress and a right to purchase its pro rata portion of any new equity securities to be issued by the Company. As long as Tolefi holds at least 5% of the Company’s shares, it will have the right to nominate one director to the Board. In addition, for a period of up to seven years, as long as Tolefi holds 5% or more of the Company’s shares, Tolefi may require that certain Board decisions (such as the use of authorized capital, certain intellectual property transactions, certain indebtedness or off balance sheet transactions and certain acquisitions) be subject to a 72.5% Board majority for approval.

The Private Placements are exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. Fortress and Tolefi have agreed to acquire the Ordinary Shares for investment only and not with a view to or for sale in connection with any distribution thereof.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Fortress Subscription Agreement, Tolefi Subscription Agreement, the Fortress Shareholders’ Rights Agreement and the Tolefi Shareholders’ Rights Agreement, which are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, to this Current Report on Form 6-K.

Financial Position

The Company believes that following the close of the Private Placements (including, subject to approval by the extraordinary shareholders’ meeting, the second tranche subscribed by Fortress), its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund its anticipated operating expenses and capital expenditure requirements until end of the fourth quarter of 2024.

Press Release

On August 24, 2023, Celyad Oncology SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Georges Rawadi contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333- 220737).

EXHIBITS

Exhibit	Description

10.1+	Fortress Subscription Agreement, by and among the Company and Fortress.

10.2+	Form of Fortress Shareholders’ Rights Agreement, by and among the Company and Fortress.

10.3+	Tolefi Subscription Agreement, by and among the Company and Tolefi.

10.4+	Form of Tolefi Shareholders’ Rights Agreement, by and among the Company and Tolefi.

99.1	Press release dated August 24, 2023, furnished herewith.

+	Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: August 25, 2023	By:	/s/ Georges Rawadi
Georges Rawadi
Chief Executive Officer